SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated December 3, 2014

Press Release dated December 10, 2014

Press Release dated December 11, 2014

Press Release dated December 11, 2014

Press Release dated December 15, 2014

Press Release dated December 17, 2014

Press Release dated December 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: December 31, 2014

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), December 3, 2014 - During the period from November 24 to November 28, 2014, Eni acquired No. 600,000 shares for a total consideration of euro 9,992,982.62, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
24/11/2014	95,000	17.2643	1,640,111.74
25/11/2014	95,000	17.1252	1,626,892.32
26/11/2014	120,000	16.8741	2,024,891.24
27/11/2014	90,000	16.6466	1,498,196.47
28/11/2014	200,000	16.0145	3,202,890.85
Total	600,000	16.6550	9,992,982.62

Following the purchases announced today, considering the treasury shares already held, on November 28, 2014 Eni holds No. 31,923,624 shares equal to 0.88% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), December 10, 2014 - During the period from December 1 to December 5, 2014, Eni acquired No. 800,000 shares for a total consideration of euro 12,541,485.56, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
01/12/2014	160,000	15.7679	2,522,866.82
02/12/2014	160,000	15.7191	2,515,061.28
03/12/2014	160,000	15.8147	2,530,352.68
04/12/2014	160,000	15.6117	2,497,872.63
05/12/2014	160,000	15.4708	2,475,332.15
Total	800,000	15.6769	12,541,485.56

Following the purchases announced today, considering the treasury shares already held, on December 5, 2014 Eni holds No. 32,723,624 shares equal to 0.90% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: assessment of options for the company’s stake in Saipem put on hold

San Donato Milanese (Milan), December 11, 2014 - Last July Eni introduced a new organizational structure with even greater focus on the oil & gas business. In this context, the shareholding in Saipem has been identified as no longer in line with the strategic objectives of the Group.
Following this decision, Eni had started an assessment of a range of options for its stake in Saipem with the support of a financial advisor. Recently, market conditions have become increasingly volatile. This has led Eni to put on hold this assessment whilst still confirming the above strategy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni adopts the new recommendations of the Corporate Governance Code

Rome, December 11, 2014 - The Board of Directors resolved today to adopt the new recommendations of the Corporate Governance Code for listed companies approved on July 14, 2014. The Board of Directors acknowledged that Eni’s corporate governance system is already largely consistent with the new recommendations.

The Corporate Governance Code, as amended on July 14, 2014, will be available on the Company’s website, in the ‘Governance’ section, with particular enhancement of solutions and improvements.
Some of these solutions were already adopted by Eni and have been updated now to include and specify the role assigned on May 9, 2014 by the Board of Directors to the Chairman of the Board with regard to the internal audit function.

Detailed information on the implementation of the Code will be provided in the annual Corporate Governance Report to be published in 2015.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully completed the production test on Minsala Marine 1 exploration well Offshore Congo

During the test the well delivered in excess of 5,000 barrels per day oil and 14 million standard cubic feet of gas per day

San Donato Milanese (Milan), December 15, 2014 - Eni has successfully completed the production test on the Minsala Marine 1 NFW, located in the Marine XII Block offshore Congo, 35 kilometers from the shoreline and 12 kilometers from the recent Nené Marine discovery. During the production test the well delivered in natural flow in excess of 5,000 barrels of oil per day and 14 million standard cubic feet of gas per day from an opened section of 37 meters out of the 420 meters oil column identified in the discovery. The oil quality is 41 degrees API.

Eni preliminarily estimates the potential of Minsala Marine discovery to be about 1 billion barrels of oil equivalent in place, of which 80% is oil. The Company has scheduled an appraisal plan for the discovery and has begun studying the commercial development of its significant hydrocarbons reserves.

"The production test results has exceeded expectations and enables us to plan a fast commercial development of the important Minsala Marine find, similarly to what had been done at Nené Marine" said Claudio Descalzi, CEO of Eni.

In the last four years, Eni has been carrying out a targeted exploration program in the pre-salt geological plays of West Africa’s shallow waters, achieving successful results. In this play, Eni has already discovered nearly 4 billion of barrels of equivalent oil in place, between Congo and Gabon. In the Marine XII permit specifically, there have been three discoveries: Minsala Marine, Litchjendily marine and Nené Marine. These are all located in conventional waters close to existing infrastructure and can therefore be brought into production shortly and at competitive costs.

Eni through its own subsidiary Eni Congo SA is Operator of Marine XII with a 65% share stake. Eni has been operating in Congo since 1968 and currently produces approximately 110,000 barrels of oil per day of equity production. Eni has been present in Sub Saharan Africa since the ‘60s and presently is involved in exploration and production projects in Angola, Congo, Ghana, Gabon, Mozambique, Nigeria, Democratic Republic of Congo, Kenya and Liberia. Eni currently produces around 450,000 of oil equivalent per day in Sub-Saharan Africa, due to successful and rapidly growing exploration activity.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), December 17, 2014 - During the period from December 8 to December 9, 2014, Eni acquired No. 321,573 shares for a total consideration of euro 4,801,541.22, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
08/12/2014	156,015	15.1124	2,357,755.14
09/12/2014	165,558	14.7609	2,443,786.08
Total	321,573	14.9314	4,801,541.22

Following the purchases announced today, considering the treasury shares already held, on December 9, 2014 Eni holds No. 33,045,197 shares equal to 0.91% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni sells its stake in South Stream

San Donato Milanese (Milan), December 29, 2014 - Eni entered into an agreement for the sale of its 20% stake in South Stream Transport BV to Gazprom.

Following the transaction, Eni will recover the capital invested to date in the project, calculated coherently with existing agreements.

Before the agreement, South Stream Transport was owned by Gazprom with a share of 50%, by Eni with a share of 20%, and Wintershall and EDF with a share of 15% each. The company was established to build the offshore section of the South Stream gas pipeline.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com